SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of June, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES TAKES DELIVERY OF ITS SEVENTH EMBRAER 190

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 06/22/2007

By: /s/ Victor Vial Name: Victor Vial Title: CFO

Copa Airlines Takes Delivery of Its Seventh Embraer 190

Copa's fleet, one of the youngest in the world, now totals 31

PANAMA CITY, June 22 /PRNewswire/ -- Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA), took delivery today of its seventh EMBRAER 190 aircraft, bringing its fleet total to 31. The airline is scheduled to take delivery of five additional EMBRAER's this year, to close out 2007 with 11 EMBRAER 190 aircraft.
"The modern EMBRAER 190 offers passenger comfort, as well as provides Copa more flexibility to expand our service, increase flight frequencies and add new destinations on the americas," said Copa Airlines CEO Pedro Heilbron.
The EMBRAER 190 is equipped with advanced engineering design elements, including "winglets" (wingtip extensions) and high-performance GE CF34-E5 engines.
The aircraft is configured with 10 seats in Clase Ejecutiva (Business Class) and 84 seats in economy, which has two seats on each side of the aisle and no middle seat.
Copa Airlines has one of the youngest fleets in the Americas, with an average age of 3.9 years. In addition to Copa's seven EMBRAER aircraft, the airline also has 24 Boeing 737 Next Generation aircraft in its fleet.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines''' Hub of the Americas through daily flights from Bogota, Cali and Medellin. For more information, visit www.copaair.com.

CPA-G

CONTACT: Patricia Roquebert -- Panama, 507-225-7655/7868